Exhibit 99.1

BriaCell and ImaginAb Announce Collaboration to Evaluate

Immunotherapy Imaging Technology in Advanced Breast

Cancer

BriaCell to utilize ImaginAb’s CD8 ImmunoPET imaging technology for whole body visualization of tumor-attacking CD8 T cells

NEW YORK and VANCOUVER, British Columbia and LOS ANGELES, Aug. 19, 2021—BriaCell Therapeutics Corp. (Nasdaq: BCTX, BCTXW) (TSX-V:BCT) (“BriaCell” or the “Company”), a clinical-stage biotechnology company specializing in targeted immunotherapies for advanced breast cancer, jointly announces a multi-year, non-exclusive license agreement with ImaginAb Inc (“ImaginAb”), a market leading global biotechnology company focused on developing next-generation immuno oncology imaging agents and radiopharmaceutical therapies.

Under the terms of the agreement, ImaginAb will supply clinical doses of its market leading CD8 ImmunoPET technology (89Zr-Df-Crefmirlimab) to BriaCell for use in a study implemented as part of BriaCell’s ongoing Phase I/IIa study with Incyte in metastatic or locally recurrent breast cancer patients. Specifically, ImaginAb will receive license fees and payments for providing ongoing technical, clinical, and regulatory support to enable the successful implementation of its CD8 ImmunoPET technology. No other terms are disclosed.

The CD8 ImmunoPET technology allows whole body visualization of increased CD8 T cells, especially those infiltrating and attacking tumors. BriaCell will use the technology to provide a readout of both safety and efficacy of its novel cancer immunotherapy.

Dr. Bill Williams, President and CEO of BriaCell, commented, “ImaginAb’s cutting edge CD8 ImmunoPET technology has been used by leading cancer drug developers to more accurately analyze tumors and immune responses to cancer treatments. We look forward to working with the team of experts at ImaginAb to evaluate the safety and efficacy of BriaCell’s immunotherapy treatments in patients with advanced breast cancer.”

Ian Wilson, CEO of ImaginAb, stated, “We are delighted to welcome BriaCell as a new clinical partner, especially as it is the first time 89Zr-Df-Crefmirlimab will be used to image the response of breast cancer to their novel targeted immunotherapy treatment. We are excited about the benefits 89Zr-Df-Crefmirlimab can potentially bring to patients and how it could help BriaCell accelerate the development of its novel immunotherapy treatments.

“ImaginAb has a clear aim to become the lead in diagnostic and treatment choices, transforming patient care and helping patients live better and healthier lives. Our CD8 ImmunoPET technology enables quicker identification of drug efficacy, potentially reducing the length of trials and allowing new therapies to advance to market quicker, and may remove the need for repeat, painful biopsies, all of which could ultimately transform patient care.”

About BriaCell Therapeutics Corp.

BriaCell is an immuno-oncology focused biotechnology company developing targeted and effective approaches for the management of cancer. More information is available at https://briacell.com/.

About ImaginAb

ImaginAb Inc. is a biotechnology company focused on developing radiopharmaceutical imaging and therapy agents. ImaginAb engineers antibody fragments called minibodies that maintain the exquisite specificity of full-length antibodies while remaining biologically inert in the body. Used with widely available PET scan technology, these novel minibodies illuminate high-value molecular targets, providing physicians with a whole-body picture of immune activity.

ImaginAb is advancing a pipeline of minibodies against oncology and immunology targets, including the 89Zr CD8 ImmunoPET targeting CD8 T cells. ImaginAb’s products have the potential to improve patient care and lower healthcare costs. The Company is backed by top tier venture capital firms and strategic corporate firms including, Adage Capital, The Cycad Group, Norgine Ventures, TRC, Jim Pallotta of the Raptor Group, The Parker Institute for Cancer Immunotherapy, and Merck (MSD) Pharma. For more information about ImaginAb’s pipeline and technology, visit http://www.imaginab.com.

Safe Harbor

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on BriaCell’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully under the heading “Risks and Uncertainties” in the Company’s most recent Management’s Discussion and Analysis, under “Risks and Uncertainties” in the Company’s other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements contained in this announcement are made as of this date, and BriaCell Therapeutics Corp. undertakes no duty to update such information except as required under applicable law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact Information

Company Contact:

William V. Williams, MD

President & CEO

1-888-485-6340

info@briacell.com

Media Relations:

Jules Abraham

Director of Public Relations

CORE IR

917-885-7378

julesa@coreir.com

Investor Relations Contact:

CORE IR

investors@briacell.com

ImaginAb

Ian Wilson

CEO

310-645-1211

info@imaginab.com